AEGIS
                                  MUTUAL FUNDS

            1100 NORTH GLEBE ROAD o SUITE 1040 o ARLINGTON, VA 22201
                    TEL. (703) 528-7788 o FAX (703) 528-1395


                                           March 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      Rule 17g-1 Fidelity Bond Filing:

         Aegis Value Fund, Inc. (811-09174); and
         Aegis Funds (on behalf of the Aegis High Yield Fund) (811-21399) (collectively, the "Funds").

Dear Sir or Madam:

     Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please find the following information with respect to the Funds:

     a. A copy of the executed joint insured fidelity bond with a schedule of individual named insureds for the period from May 1, 2006 through May 1, 2007 is enclosed as EXHIBIT 1 (the "Bond");

     b. A copy of the resolutions from the March 10, 2006, meeting of the Boards of Directors/Trustees at which a majority of Directors/Trustees not considered "interested persons" approved the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by each Fund for the period from May 1, 2006 through May 1, 2007 is enclosed as EXHIBIT 2;

     c. A document showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named jointly as an insured under the Bond for the period from May 1, 2006 through May 1, 2007 is enclosed as EXHIBIT 3;

     d. A copy of the agreement between the Funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed as EXHIBIT 4.

     The premium for the Bond has been paid for the period from May 1, 2006 through May 1, 2007.


     Please contact me if you have questions or require additional information.


                                           Very truly yours,

                                           /s/ Skyler S. Showell
                                           ----------------------------------
                                               Skyler S. Showell
                                               Chief Compliance Officer

Enclosures

SK 23261 0002 758248